

May 2, 2012

Via E-mail
Mr. H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

     Re: **URS Corporation**
            Form 10-K
            Filed February 27, 2012
            File No. 1-7567

Dear Mr. Hicks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 30, 2011

Risk Factors, page 18

1. We note the risk factor on page 32 that legal restrictions and other contractual obligations could restrict or impair your subsidiaries' ability to pay dividends or make loans or other distributions to the parent. Please tell us how you considered the requirements under Rule 5-04 of Regulation S-X to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of foreign governments on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

Management's Discussion and Analysis, page 40

Subsequent Events, page 67

2. We note the impending acquisition of Flint and the Form 8-K filed February 21, 2012. In the Form 8-K, you mention Flint's historical financial statements, as well as pro forma combined financial information. However, it does not appear that you intend to file this information pursuant to Rule 3-05 of Regulation S-X. Please clarify this for us in your response and provide to us your significance calculations for Flint under the asset, investment and income tests as prescribed thereunder.

Liquidity, page 66

3. Please tell us and revise future filings to disclose why costs and accrued earnings in excess of billings on contracts increased 14% at December 31, 2011, compared to a decrease in revenues of 3% during the fourth quarter of 2011. The $160 million increase in unbilled receivables had a material adverse impact on 2011 operating cash flows. Specifically address any disagreements with customers that may impact your ability to bill these amounts or any other known contracts/factors that materially impact the recoverability of this asset. Refer to Item 303(a)(1) of Regulation S-K.

Operating Activities, page 68

4. You state that during the first quarter of 2012, you expect to make estimated payments of $140 million to pension, post-retirement, defined contribution and multiemployer pension plans and incentive payments. On page 131, you disclose you expect to make cash contributions, including estimated employer-directed benefit payments, during 2012, of approximately $32.1 million to the domestic and foreign defined benefit plans. Lastly, we note from the table of contractual obligations on page 70 that $75.8 million is due within one year for pension and other retirement plans funding requirements. Please describe the material components of these three amounts, and reconcile the totals accordingly. For the amounts within the table of contractual obligations, please clarify for us whether these represent the minimum required payments. If not, disclose the minimum required payments for the next five years. To the extent that you have made contributions in excess of the minimum requirement, please explain to investors why and how such payments are expected to impact future cash flows.

Critical Accounting Policies and Estimates, page 76

5. You state on page 116 that during 2011, you aggregated two reporting units within the Federal Services operating segment. Please explain to us your compliance with ASC 350-20-35-35 related to such aggregation. In this regard, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would

be useful for each of the previously-separated reporting units to help us understand how these operations are economically similar.

Note 5. Joint Ventures, page 109

6. We note the data provided for your unconsolidated joint ventures shown on page 111. Please provide to us your significance tests pursuant to Rule 3-09 of Regulation S-X for the unconsolidated joint venture(s) that comprise the largest portion of your equity income of $132.2 million for 2011.

Note 16. Commitments and Contingencies, page 145

7. We note your discussion of the USAID Egyptian Projects and New Orleans Levee Failure Class Action Litigation. For both of these matters, you also state that the potential range of loss cannot be determined at this time. Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

8. We note your disclosure on page 148 and elsewhere that your insurance program covers general liability, among other items. Please confirm to us you have no accrual recorded for general liability in accordance with ASC 450-20-25-8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief